OPERATING AGREEMENT
of
JOGALONG STROLLER LLC

THIS OPERATING AGREEMENT is entered into by and among the Members of JogAlong Stroller LLC , a Kansas limited liability company. The Members hereby agree that the terms of the Operating Agreement governing this limited liability company shall be as follows:

SECTION I
Explanatory Statement

The parties to this agreement have agreed to organize and operate a limited liability company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the Kansas Act.

SECTION II
Organizational Matters

2.1.   *Formation.* The Company shall be formed as a Limited Liability Company pursuant to the provisions of the Kansas Act. The rights and obligations of the Members and the affairs of the Company shall be governed first by the mandatory provisions of the Kansas Act, second by the Company's Articles of Organization, third by this Operating Agreement, and fourth by the optional provisions of the Kansas Act. In the event of any conflict among the foregoing, the conflict shall be resolved by reference to the statutes or documents in the order of priority set forth in the preceding sentence.

2.2.   *Name.* The name of the Company shall be "JogAlong Stroller LLC." The Company may operate under that name, a variation of that name, or any other name the Members deem advisable. However, the Members shall not utilize any name that may result in the personal liability of any Member under the Kansas Act or any other statute.

2.3.   *Purpose.* The purpose of the Company shall be to own and operate a product design, development, manufacturing, and sales company and any other business authorized under Kansas law.

2.4.   *Registered Office, Resident Agent, and Principal Office.* The Company's registered office in the State of Kansas and the Company's resident agent for service of process at that address shall be as set forth in Article II of the Articles of Organization, as amended. The Company may also maintain offices at such other place or places as the Members deem advisable.

2.5.   *Term*. The Company shall commence upon filing of the Company's Articles of Organization with the Kansas Secretary of State in accordance with the Kansas Act, and shall continue in perpetual existence until dissolved in accordance with the Kansas Act and this Operating Agreement.

2.6.   *Jointly Held Units*. For purposes of this Operating Agreement, in the event two persons are indicated as a single Member holding the Units representing their Interest as husband and wife, husband and wife as joint tenants, or otherwise jointly, the following shall apply:

2.6.1. ***Joint Owners as Single Member***. Where not otherwise required by law, such persons shall be considered a single Member. To the extent required by law, however, such persons shall both be considered as Members hereunder. For that purpose, each shall be deemed to have contributed one-half of the capital contribution attributable to said Units, and each shall be deemed to have an Interest consisting of one-half of the Interest represented by said Units.

2.6.2. ***Voting***. For purposes of voting upon or consenting to any action or matter as provided in this Operating Agreement or by law, the vote or consent of either such person shall be deemed the vote or consent of both, unless both are present and voting or both submit written consents or refusals. In the event both are present and voting or both submit written consents or refusals, then each shall vote an interest equivalent to one-half of the interest that may be voted by both.

2.6.3. ***Membership Rights and Obligations***. Each person shall have the rights and obligations provided by SECTION VII of this Operating Agreement, pertaining to Members' rights and obligations.

2.6.4. ***Death of Joint Owner***. Upon the death of either person and the passing of the decedent's interest to the surviving joint tenant, the right to be a substituted Member vests in the survivor and is not subject to the consent of any other Member.

2.6.5. ***Transfer***. Any proposed transfer and notification pursuant to SECTION X of this Operating Agreement shall be of a joint interest, if made by both such persons. If, however, the proposed transfer and notification is by only one of such persons, then the transfer shall be of only one-half of their joint interest, and the other half shall, for all purposes hereunder, belong solely to the other of such persons.

2.6.6. ***Notice***. Any notices given to either person shall be deemed notice to and be binding on both persons, unless the Company is advised otherwise in writing.

SECTION III
Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

"Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with, the Person in question. As used in this definition of "Affiliate," the term "control" means either (1) possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise; or (2) a direct or indirect equity interest of five percent or more in the entity.

"Agreement" means this Operating Agreement, as it may be amended or supplemented.

"Articles of Organization" means the articles of organization, as amended, filed by the Company under the Kansas Act.

"Assignee" means (1) a Person to whom one or more Units have been transferred, by transfer or assignment or otherwise, in a manner permitted under this Agreement and who has agreed to be bound by the terms of this Agreement but who has not become a Substitute Member; or (2) a Person who occupies the status of an Assignee by virtue of Section 10.1.2 below.

"Business Day" means Monday through Friday of each week, except legal holidays recognized by the Government of the United States or the State of Kansas.

"Capital Account" means a capital account established for each Member (or transferee of a Member who is not admitted to the Company as a Member, provided that the maintenance of such Capital Account will not constitute the admission of the transferee as a Substituted Limited Member as defined in Section 10.1.2 below), which shall be maintained in accordance with SECTION IV of this Agreement.

"Capital Contribution" means, as to any Member, the amount of cash or the fair market value of all property or services contributed to the Company by the Member, which is set forth opposite such Member's name on Exhibit "A," attached hereto.

"Cash Available for Distribution" means, with respect to any period, all cash receipts and funds received by the Company (except for Capital Contributions), including proceeds of refinancing Company Property, minus (1) all cash expenditures; and (2) any amounts deposited in the Company's management fund (as determined by a Majority Vote of the Members) and representing working capital or other reserves.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means the limited liability company formed by filing the Company's Articles of Organization.

"Company Property" means all property acquired or owned by the Company from time to time.

"Contributing Member" means a Member making a Capital Contribution in exchange for that Member's Interest in the Company.

"Income" and "Loss" mean an amount equal to the Company's taxable income or loss (including capital loss) for each taxable year, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

> 1.   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Income or Loss shall be added to such Income or Loss.

> 2.   Any expenditures of the Company described in section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Income or Loss, shall be subtracted from such Income or Loss.

3.   Upon the distribution of property by the Company to a Member, gain or loss attributable to the difference between the fair market value of the property and its basis shall be treated as recognized.

"Interest" means an Interest Holder's share of the Profits and Losses of, and right to receive distributions from, the Company.

"Interest Holder" means any Person who holds an Interest in the Company, whether as a Member or as an assignee of a Member that has not been admitted to the Company as a Member.

"Kansas Act" means the Revised Kansas Limited Liability Company Act, as amended, and any successor to such act.

"Liquidator" has the meaning specified in Section 13.3.

"Majority Vote of the Members" means the affirmative vote of the holders of a majority of the Outstanding Units held by the Members. Each Unit shall be entitled to one vote.

"Mandatory Provisions of the Kansas Act" means those provisions of the Kansas Act that may not be supplanted by provisions of this Agreement or otherwise waived by the Members acting unanimously.

"Members" means Michael J. Dresher and his successors and any additional or substitute members added in accordance with the terms of this Operating Agreement.

"Noncontributing Member" means a Member receiving an Interest in the Company without making a Capital Contribution.

"Opinion of Counsel" means a written opinion of counsel (who shall be regular counsel to the Company or the Members) reasonably acceptable to the Members.

"Outstanding" means the number of Units issued by the Company as shown on the Company's books and records, less any Units held by the Company.

"Person" means an individual or a corporation, partnership, trust, limited liability company, or other entity.

"Record Holder" means the Person in whose name a Unit is registered on the books and records of the Company as of the close of business on a particular Business Day.

"Substitute Member" means a transferee of a Unit who is admitted as a Member to the Company pursuant to Section 11.1 of this Agreement in place of and with all rights of a Member.

"Tax Item" means each item of income, gain, loss, deduction, or credit of the Company for federal tax purposes, as separately stated and calculated pursuant to the Code.

"Treasury Regulation" or "Regulation" means Tax Regulations, including Temporary Regulations, promulgated under the Code by the United States Treasury Department and the Internal Revenue Service, as amended (including corresponding provisions in succeeding regulations).

"Unit" means a Unit representing part or all of a Member's Interest in the Company.

SECTION IV
Capital Contributions

4.1. *Units*. There shall be One Hundred (100) Units in the Company. Each Unit when duly issued and outstanding shall have the rights and obligations of such Units as set forth in this Agreement. Each Unit shall be entitled to one vote.

4.2. *Initial Capital Contributions*. Each Contributing Member shall contribute the property, cash, or services set forth opposite such Member's name on Exhibit A, attached hereto, in exchange for the number of Units set forth thereon. One Unit shall be issued for each Fifty and no/100 Dollars ($50.00) contributed. It is the intention of the Members that each Unit when issued shall have an issue price of $50.00 and a capital account of $50.00. In the event any Member transfers the Member's Interest in the Company in accordance with the terms of this Agreement, the transferee shall succeed to the transferring Member's Capital Account to the extent such Capital Account relates to the Interest transferred. In determining the amount of any liability for purposes of this Section 4.2, Code Section 752(c) and any other applicable provisions of the Code or Regulations shall be taken into account.

4.3. *No Additional Capital Contributions Required*. Except as set forth in Section 4.2, no Member shall be required to contribute any additional capital to the Company, and no Member shall have any personal liability for any obligation of the Company.

4.4. *Capital Accounts*. The Company shall maintain a separate Capital Account for each Interest Holder, in accordance with the following:

4.4.1 *Capital Account Defined*. The term "Capital Account" shall mean, as to any Member and as to any Units held by that Member, the amount of the initial Capital Contribution attributable to the Units held by that Member, which amount shall be (1) increased by subsequent Capital Contributions by such Member and Income allocated to such Member pursuant to Section 5.2; and (2) decreased by distributions to such Member pursuant to Section 5.1 and Losses allocated to such Member pursuant to Section 5.2. Distributions shall be debited to Capital Accounts in the year containing the Record date for such distribution.

4.4.2. *In-Kind Contributions*. In the event in-kind contributions are made, the Capital Account of the Member shall be increased by the fair market value of the property contributed by such Member.

4.4.3. *Compliance with Regulations*. The foregoing definition of a Capital Account and certain other provisions of this Agreement are intended to comply with Treasury Regulation Section 1.704-1(b), including but not limited to Section 1.704-1(b)(2)(iv)(g), and shall be interpreted and applied in a manner consistent with that regulation. Regulation Section 1.704-1(b) contains additional rules governing maintenance of capital accounts that are not addressed in this Agreement.

4.4.4. *Transfer of a Unit.* An assignee of a Unit will succeed to the Capital Account relating to the Unit transferred. If, however, the transfer causes a termination of Company for tax purposes under Section 708(b)(1)(B) of the Code, the Company Property shall be deemed to have been distributed in liquidation of the Company in the Members (including the transferee of an Interest) pursuant to Section 13.2 and re-contributed by such Members and transferees in constitution of the Company. The Capital Accounts of such reconstituted Company shall be maintained in accordance with the principles of this Section.

4.4.5. *Revaluation.* At such times as may be permitted or required by Treasury Regulations issued pursuant to Code Section 704, the Members' Capital Accounts shall be revalued and adjusted to reflect the then fair market value of Company Property and the Capital Accounts shall be maintained to comply with Treasury Regulation Section 1.704-1(b)(2)(iv)(f). All allocations of gain resulting from such revaluation shall be made consistently with that Regulation and, to the extent not inconsistent therewith, the Income allocation provisions of Section 5.2 of this Agreement.

4.5. *Interest.* No interest shall be paid by the Company on Capital Contributions, on balances in a Member's Capital Account, or on any other funds distributed or distributable under this Agreement.

4.6. *Loans.* Any Member may, at any time, make or cause a loan to be made to the Company in any amount and on those terms upon which the Company and the Member shall agree, but a Loan by a Member to the Company shall not be considered a Capital Contribution.

4.7. *Investment Representation.* Each Interest Holder hereby represents and warrants to the Company that the acquisition of Units of the Company is made as a principal for the Interest Holder's own account for investment purposes only and not with a view to the resale or distribution of such Units or any interest therein.

SECTION V
Allocations and Distributions

5.1. *Distribution of Excess Cash.* All Cash Available for Distribution for each taxable year of the Company shall be distributed to the Interest Holders no later than seventy-five (75) days after the end of the taxable year. Subject to any other express provisions hereof, the Company shall distribute Cash Available for Distribution pro rata according to the number of Units held by each Interest Holder, with all Outstanding Units treated alike.

5.2. *Allocation of Income and Loss.* Except as otherwise provided herein, all items of income, gain, loss, deduction, and credit shall be allocated equally by Unit among all Interest Holders.

5.3. *Compensation or Reimbursement to the Members.* Authorized amounts payable as compensation or reimbursement to the Members or to any Person other than in the Person's capacity as a Member in the Company, such as for services rendered, goods purchased, or money borrowed, shall not be treated as a distribution for purposes of this SECTION V.

SECTION VI
Management and Operation of Business

      6.1. ***General Authority of the Members.*** The Members shall have complete and exclusive discretion in the management and control of the daily operations and ordinary business of the Company and shall possess all powers necessary to carry out the ordinary purposes and business of the Company. Action requiring a vote of the Members may be taken upon a Majority Vote of the Members at a meeting of the Members called for such purposes, unless the affirmative vote of a greater number of Members is expressly required by this Agreement. In the event any of the Members are corporations or other legal entities, such Member shall designate a representative to act on its behalf in managing the business and affairs of the Company and in voting such Member's interest at meetings of the Members.

      6.2. ***Time Devoted to Business; Manner of Conduct***. The Members shall devote such time to the Company as shall be reasonably required, in the judgment of the Members, to discharge their obligations to the Company. Subject to the express terms of this Agreement, the Members shall always conduct the business of the Company in a manner consistent with the best interests of the Members and the Company.

      6.3. ***Limitations on Authority of Members***. Notwithstanding any other provision hereof, the Members shall not have the authority to do the following acts without an affirmative vote to that effect by the holders of more than fifty percent (50%) of the Outstanding Units:

      1.   Borrow money in excess of Ten Thousand and no/100 Dollars ($10,000.00);

      2.   Sell any Company asset (or Company assets in related transactions) having a fair market value over Ten Thousand and no/100 Dollars ($10,000.00);

      3.   Enter into any contract that is not terminable at will involving any anticipated expenditure (or related expenditures) of over Ten Thousand and no/100 Dollars ($10,000.00);

      4.   Do any act that would make it impossible to carry on the ordinary business of the Company;

      5.   Compromise any claim over Ten Thousand and no/100 Dollars ($10,000.00);

      6.   Admit a Person as a Member, except as provided in this Agreement;

      7.   Knowingly perform any act that would subject a Member to personal liability; or

      8.   Take any action on any matter with respect to which a vote of the Members is specifically required under this Agreement without such vote having occurred.

      6.4. ***Documents***. The Members shall cause to be filed all documents as may be determined by the Members to be reasonable and necessary or appropriate for the formation or qualification and operation of the Company as a limited liability company in the State of Kansas or any other state in which the Company may elect to do business.

6.5.   *Outside Activities.* Each Member (and its Affiliates) may have business interests and engage in business activities in addition to those relating to the Company, including, but not limited to, business interests and activities in direct competition with the Company for its own account and for the account of others, and no provision of this Agreement shall be deemed to prohibit any Member or such Member's Affiliates from conducting such businesses and activities. Neither the Company nor the other Members shall have any rights by virtue of this Agreement or the relationship contemplated herein in any business ventures of any Member or any Member's Affiliates.

6.6.   *Company Funds*. The funds of the Company shall be deposited in an account or accounts designated by the Members and shall not be commingled with any other funds except as the Members may unanimously approve. All withdrawals from or charges against these accounts shall be made by officers or agents of the Members. Company funds may be invested as determined by the Members, except in connection with acts otherwise prohibited by this Agreement.

6.7.   *Contracts with Affiliates*. The Company may enter into contracts with Affiliates only if approved by an affirmative vote to that effect by the holders of at least fifty percent (50%) of the Outstanding Units held by Members who are not Affiliates with the contracting party or by fifty percent (50%) of all Outstanding Units if all Members are Affiliates.

6.8.   *Indemnification of Members*.

6.8.1.   *General Rule*. The Company, to the fullest extent permitted by law, shall indemnify and hold harmless each Member; each Member's Affiliates; and all officers, directors, trustees, members, employees, and agents of the Member and its Affiliates (individually, an "Indemnitee") from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any claims, demands, actions, suits, or proceedings (whether civil, criminal, administrative, or investigative) in which an Indemnitee may be involved or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Company, including, but not limited to, liability under federal or state securities laws, regardless of whether an Indemnitee continues to be a Member, Affiliate, or an officer, director, trustee, partner, employee, or agent of a Member or Officer or of an Affiliate at the time any such liability or expense is paid or incurred, if (1) the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in, or not opposed to, the interests of the Company, and, with respect to any criminal proceeding, had no reason to believe the Indemnitee's conduct was unlawful; and (2) the Indemnitee's conduct did not constitute actual fraud, gross negligence, or willful or wanton misconduct. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified in (1) or (2) above.

6.8.2.   *Payment of Expenses*. Expenses, including legal fees and expenses, incurred in defending any proceeding specified in subsection 6.8.1 of this Section 6.8 shall be paid by the Company in advance of the final disposition of such proceeding upon receipt of an undertaking (with or without security) by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined, by a court of competent jurisdiction or otherwise, that the Indemnitee is not entitled to be indemnified by the Company hereunder.

6.8.3. *Non-Exclusivity; Duration*. The indemnification provided by this Section 6.8 shall be in addition to any other rights to which each Indemnitee may be entitled under any agreement or Majority Vote of the Members, as a matter of law or otherwise, both as to action in the Indemnitee's capacity as a Member, an Officer, an Affiliate, or as an officer director, trustee, partner, employee, or agent of the Member, an Officer, or an Affiliate, and to action in another capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns, administrators, and personal representatives of such Indemnitee.

6.8.4. *Insurance*. The Company may purchase and maintain insurance on behalf of any one or more Indemnitees and other such Persons as the Members shall determine against any liability which may be asserted against or expense which may be incurred by such Person in connection with the Company's activities, whether or not the Company would have the power to indemnify such Person against liability under the provisions of this Agreement.

6.8.5. *Satisfaction*. Any indemnification hereunder shall be satisfied solely out of the assets of the Company and no Interest Holder shall be subject to personal liability by reason of these indemnification provisions.

6.8.6. *Interested Transactions*. An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.8 solely because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

6.8.7. *Exclusive Benefit*. The provisions of this Section 6.8 are for the exclusive benefit of the Indemnitees and the heirs, successors, assigns, administrators, and personal representatives of the Indemnitees and shall not be deemed to create any rights for the benefit of any other Persons.

6.9.   *Other Matters Concerning the Members*.

6.9.1. *Reliance on Opinions, Reports, and Other Documents*. Each Member may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by the Member to be genuine and to have been signed or presented by the proper party or parties.

6.9.2. *Consultation of Experts*. The Members may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, and other advisers selected by them (collectively, "Experts"), and any opinion of such Experts as to matters that the Members believe to be within such Experts' professional competence shall be full and complete authorization in respect of any action taken or suffered or omitted by the Members hereunder in good faith and in accordance with such opinion.

SECTION VII
Rights and Obligations of Members

7.1. *Limitation of Liability.* Anything herein to the contrary notwithstanding, a Member shall not be personally liable for any debts, liabilities, or other obligations of the Company solely by reason of the Member's status as a Member, whether to the Company, any of the other Members, or creditors of the Company, and a Member shall not be obligated to restore any deficit in such Member's capital account.

7.2. *Return of Capital.* Subject to any Mandatory Provisions of the Kansas Act, a Member shall not be entitled to the withdrawal or return of any Capital Contribution, except to the extent, if any, distributions made pursuant to this Agreement or upon termination of he Company may be considered a Return of Capital by the Kansas Act.

7.3. *Compensation for Personal Service.* No Member shall be required to perform personal services for the Company solely by virtue of being a Member. Unless approved by the Members, no Member shall be entitled to compensation for services performed for the Company. However, upon substantiation of the amount and purpose thereof, the Members shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company.

7.4. *Rights of Members Relating to the Company.*

7.4.1. *Amendment of Agreement.* This Agreement shall not be amended unless said amendment is approved by a Majority Vote of the Members; provided, however, that no such amendment shall be valid if it is contrary to the provisions of Sections 7.4 or 14.2 herein.

7.4.2. *Information.* In addition to other rights provided by this Agreement or by applicable law, a Member shall have the unrestricted right upon demand and at such Member's own expense to receive the following:

1.   Any and all information regarding the status of the business and financial condition of the Company;

2.   Promptly after becoming available, a copy of the Company's federal, state, and local income tax returns for each year, except that each Member shall merely be entitled to receive the Member's own Form K-1 and not the K-1s delivered to any other Member;

3.   Upon notification to the Members, a current list of the name and last known business, residence, or mailing address of each Member;

4.   Information regarding the Capital Contributions made by each Member;

5.   Upon notification to the Members, a copy of this Agreement and the Articles of Organization, including all amendments thereto, together with copies of any written powers or attorney pursuant to which this Agreement, the Articles of

Organization, and all amendments thereto have been executed;

6. For purposes of inspection and copying, any of the Company's books and records and such other information regarding the affairs of the Company without restriction; and

7. Any other information required to be furnished to the Members by law.

7.5. ***Restriction of Powers***. Except as otherwise provided herein or by the mandatory provisions of the Kansas Act, a member shall not have the authority or power to act on behalf of or to bind the Company, the Members collectively, or any Member individually. Further, a Member shall not have the right or power to take any action which would change the Company to a general partnership, change the limited liability of a Member, or affect the status of the Company for federal income tax purposes.

SECTION VIII
Books, Records, Accounting, and Reports

8.1. ***Records and Accounting***. The Members shall keep or cause to be kept appropriate books and records with respect to the Company's business, including, without limitation, all books and records necessary to provide to the Members any information, lists, and copies of documents required to be provided pursuant to Section 7.4, which books shall at all times be kept at the principal office of the Company or at such other places as the Members deem reasonable and appropriate to carry out the business of the Company. Any records maintained by the Company in the regular course of its business may be kept on, or be in the form of, electronic data, magnetic tape, phonographs, micrographics, or any other information storage device, provided that the records so kept are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for regulatory and financial reporting purposes, on such basis of accounting as determined by a Majority Vote of the Members; provided that, absent such determination, the books shall be kept on the accrual method. The Company books for purposes of maintaining and determining Company Capital Accounts shall be maintained in accordance with the provisions of this Agreement, Section 704 of the Code, and to the extent not inconsistent therewith, the principles described above for financial reporting and regulatory purposes.

8.2. ***Title to Company Property***. Except as provided in the following provisions of this subsection, all real and personal property acquired by the Company shall be acquired and held by the Company in its name. The Members may direct that legal title to all or any portion of the Company's property be acquired or held in a name other than the Company's name. Without limiting the foregoing, the Members may cause title to be acquired and held in the Members' names or in the names of trustees, nominees, or straw parties for the Company. It is expressly understood and agreed that the manner of holding title to the Company's property (or any part thereof) is solely for the convenience of the Company and all of that property shall be treated as Company property.

8.3. ***Fiscal Year.*** The fiscal year of the Company shall be the calendar year, unless otherwise determined by a Majority Vote of the Members.

8.4. ***Reports***. Within seventy-five (75) days after the end of each taxable year of the

Company, at the request of any Member, the Company shall cause to be sent to each Person who was a Member at any time during the taxable year then ended: (I) an annual accounting of receipts and disbursements; and (ii) a report summarizing the fees and other remuneration paid by the Company to any Member or any Affiliate in respect of the taxable year. At the request of any Member, and at the Member's expense, the Members shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member.

SECTION IX
Tax Matters

9.1. ***Preparation of Tax Returns****.* The Members shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses, and other items necessary for federal and state income tax purposes. The taxable year of the Company shall be the calendar year, unless the Members shall determine otherwise by a Majority Vote of the Members.

9.2. ***Taxation as a Partnership****.* No election shall be made by the Company or any Member for the Company to be excluded from the application of any provision of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

9.3. ***Tax Controversies****.* Subject to the provisions hereof, Michael J. Dresher is designated the "Tax Matters Partner" (as defined in Section 6231 of the Code), and is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the company's affairs by tax authorities, including resulting administrative and judicial proceedings. Each Member agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

SECTION X
Transfer of Units

10.1. ***Transfer Generally.***

10.1.1. ***Transfer Defined****.* The term "transfer," when used in this SECTION X with respect to a Unit, shall be deemed to refer to a transaction by which the Member assigns all or a portion of the Member's Units, or any portion thereof, to another Person or by which the holder of an Interest assigns the Interest to another Person as the Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, transfer by will or intestate succession, exchange, or any other disposition.

10.1.2. ***Manner of Transfer****.* No Units shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this SECTION X. Any transfer or purported transfer of any Units not made in accordance with this SECTION X shall be null and void. If for any reason any such transfer is not null and void, then the assignee shall not be a Substitute Member, and shall have no right to participate in the Company's affairs as a Member thereof, but instead shall be entitled to receive only the share of profits or other compensation by way of income and the return of contributions to which the transferring Member would otherwise be entitled at the time said transferring Member would be entitled to receive the same, and shall be deemed a "Substitute Limited

Member." This provision is intended to limit the rights an assignee might otherwise acquire pursuant to K.S.A. § 17-76,112, as in effect on January 1, 2000, or any other applicable law, and in no event shall a Substitute Limited Member's rights exceed those rights.

10.2. *Transfer of Units by a Member.*

10.2.1. *Conditions to Transfer*. No Unit may be transferred by a Member unless the following conditions are first satisfied:

    1.   The holders of a majority of the outstanding Units in the company not owned by the transferring Member consent to the transfer, which consent may be granted or withheld in each Member's sole and absolute discretion and may be arbitrarily withheld; and

    2.   The transferor, transferee, each Member, and the Company each executes and files all documents necessary for the transferee to be bound by the terms hereof.

    3.   All transfer restrictions on Company Units shall be conspicuously noted in an appropriate legend on any Unit certificates issued.

10.2.2. *Transfers to Minors*. In no event shall any Unit be transferred to a minor or any incompetent, except by will, trust, intestate succession, or other transfer on death designation.

10.2.3 *Instrument of Assignment*. The Company need not recognize, for any purpose, any transfer of all or any fraction of an Interest unless there shall have been filed with the Company and recorded on the Company's books a duly executed and acknowledged counterpart of the instrument making such assignment. Such instrument must (1) evidence the written acceptance by the assignee of all of the terms and provisions of this Agreement; (2) represent that such assignment was made in accordance with all applicable laws and regulations; and (3) in all other respects be satisfactory in form and substance to the Members.

10.2.4. *Operating Agreement Binding*. Any holder of an Interest (including a transferee thereof) conclusively shall be deemed to have agreed to comply with and be bound by all terms and conditions of this Agreement, with the same effect as if such holder had executed an express acknowledgment thereof, whether or not such holder, in fact, has executed such an express acknowledgment.

10.3. *Restrictions on Transfer*. Notwithstanding the other provisions of this SECTION X, no transfer of any Member's Units in the Company shall be made if the transfer (1) would violate applicable federal and state securities laws or rules, including regulations of the Securities and Exchange Commission, any state securities commission, or any other governmental authority with jurisdiction over the transfer; or (2) would affect the Company's qualification as a limited liability company under the Kansas Revised Limited Liability Company Act, K.S.A. § 17-7662, *et seq.*

10.4. *Rights of First Refusal*. Before any Interests of the Company may be Transferred other than to the Company or the Member's spouse or revocable trust, those Interests (the

"Interests to be Transferred") must first be offered for sale or transfer in accordance with the provisions of this Section. The Member proposing the transfer (a "Selling Member") must first obtain a bona fide written offer (the "Offer") for the Transfer of the Interests to be Transferred, which contains all of the terms and conditions relating to the offer, including all contracts, exhibits, and side agreements relating thereto. The Offer shall be signed by the prospective transferee and shall state the name, home address, office address, and principal employment or occupation of the prospective transferee, together with the price (if any) that the prospective transferee is willing to pay for the Interests as of the date of the Offer. The Offer shall include a current personal financial statement of the prospective transferee. The Selling Member shall indicate his conditional acceptance of the Offer in writing on the Offer itself, which acceptance shall be conditioned solely upon the provisions of this Agreement first being complied with and no option being exercised hereunder. Said acceptance shall constitute a conditional acceptance of the offer.

The Selling Member shall thereupon give notice of the Offer (the "Notice of Offer") to all other Members (the "Other Members"). The conditionally accepted Offer shall also be sent, by certified mail, to the prospective transferee at the same time the Notice of Offer is given to the Other Members. The Notice of Offer shall state that the Selling Member has received a bona fide Offer that he has accepted conditioned solely upon the provisions of this Agreement being complied with and no options being exercised hereunder. The Offer, with the conditional acceptance indicated thereon, shall be enclosed with and shall form part of the Notice of Offer. The Notice of Offer shall otherwise be invalid.

The Company shall have thirty (30) days after the Notice of Offer is given in which to exercise an option to acquire all, but not less than all, of the Interests to be Transferred. This option shall be exercised by delivering a check in the amount of the price (if any) to be paid for the Interests to be Transferred pursuant to the Notice of Offer as determined on the date of the Offer, to the Selling Member or to a third-party escrow agent, which may be any federally chartered bank having a place of business in the State of Kansas. A written notice stating that the Company is exercising its rights hereunder shall accompany the check. The Company shall simultaneously send a copy of said notice to the Other Members.

Forthwith upon receipt of such notice, the Selling Member shall endorse in blank his or her certificate(s) representing the Interests to be Transferred and deliver them to the Company, free and clear of all liens, claims, and encumbrances. Upon deliver of the certificates, the escrow agent (if any) shall pay the purchase price to the Selling Member.

In the event the Company fails to exercise its option within said thirty-day period, the Other Members shall have an additional twenty (20) day period after said thirty-day period expires in which to exercise an option to purchase all, but not less than all, of the Interests to be Transferred for the price (on a per-unit basis) and terms set forth by the prospective purchaser in the Notice of Offer. Each such Other Member shall be entitled to acquire a portion of the Interests to be Transferred that bears the same ratio to all of the Interests to be Transferred as the amount of Interests in the Company owned by such Other Member bears to all of the Interests in the Company owned by the Other Members. Said option may only be exercised by the payment of the price (on a per unit basis, determined as of the date of the Offer) specified in the Notice of Offer to either the Selling Member or with an escrow agent meeting the above requirements retained by the Company for the purpose of receiving funds hereunder.

If fewer than all of the Other Members exercise the option set forth in the preceding paragraph, then the Other Members exercising that option shall be forthwith notified of that fact by the Company and shall have an additional fifteen (15) days after giving such notice to exercise an option to acquire all of the Interests to be Transferred as to which no option has been exercised pursuant to the rights of first refusal set forth above. Unless otherwise agreed among them, each such Other Member previously exercising his or her option shall be entitled to acquire a portion of the remaining Interests to be Transferred that bears the same ratio to all of the remaining Interests to be Transferred as the amount of Interests in the Company owned by such Other Member bears to all the Interests in the Company owned by the Other Members previously exercising their options. The option may only be exercised by payment of the price (on a per-unit basis determined as of the date of the Offer) specified in the Notice of Offer the Selling Member or escrow agent set forth above.

In the event the foregoing option(s) are not exercised with said option period(s), such that *all* of the Interests to be Transferred are acquired, then *no* option for any of the Selling Member's units shall be deemed to have been exercised hereunder, and the Selling Member shall be free to Transfer said Interests in strict accordance with the other provisions of this Operating Agreement. The Selling Member or third-party escrow agent shall refund to the Company or any Other Member depositing money hereunder the amount he, she, or it deposited. In the event option(s) are so exercised for all of the Selling Member's Interests, then the Selling Member shall forthwith endorse his certificates in blank and deliver them to the Company free and clear of all liens, claims, and encumbrances, for transfer to the Company or any Other Members acquiring the same, and any escrow agent shall thereupon disburse any portion of the option price held by the escrow agent to the Selling Member.

10.5. *Transfers at Death*. On the death of any Member, such Member's Personal Representative will immediately be deemed to have offered to sell to the Company all of the deceased Member's Units at the for Fair Market Value on the terms set forth herein, and the Company shall accept such offer and agree to buy such shares of the Offered Units.

The purchase price of the Units of the Deceased Member shall be the fair market value as of the date of death. The fair market value of the Units will be determined under the same methods as would be used for determining the estate tax value of the Units if the deceased Member, ignoring alternate valuation date (under Code Section 2032), special use valuation (under Code Section 2032A), minority discounts and/or marketability discounts.

If the Company and the deceased Member's personal representative are unable to agree mutually on the fair market value of the Units within ninety (90) days from the date of death, the fair market value of the Units will be determined by one (1) or more Qualified Appraisers, selected under the procedures in this Section. If the fair market value of the Offered Units is to be determined by Qualified Appraisers, the deceased Member's Personal Representative and the Company will each have the opportunity to appoint a Qualified Appraiser, within ten (10) days following the expiration of the ninety (90)-day period within which the deceased Member and the Company could not mutually agree on the fair market value. If either party shall fail to appoint a Qualified Appraiser within this ten (10)-day period, the other Qualified Appraiser shall unilaterally establish the fair market value of the Offered Units by a written opinion.

If both parties appoint Qualified Appraisers within this ten (10)-day period, these two (2) Qualified Appraisers shall establish the fair market value of the Units in a single written opinion agreed to by both of them. If these two (2) Qualified Appraisers cannot agree on the fair market value of the

Units within thirty (30) days of the appointment of the latter of them, these two (2) appointed Qualified Appraisers shall together appoint a third Qualified Appraiser whose sole written opinion shall establish the fair market value of the Units.

The fees and reimbursed expenses charged by the Qualified Appraisers in the valuation under this section shall be borne solely by the Company. The Company will provide such data as any Qualified Appraiser deems necessary or useful to make such determination of the fair market value of the Offered Units.

At the Company's option the purchase price of the deceased Member's Units may be paid in cash or in annual installments over a period of five (5) years with simple interest at 6 percent (6%) on the unpaid principal amount. The purchase of the Units pursuant to this Agreement will take place at a closing, held at 1:00 P.M. on the thirtieth (30th) day after the date on which the purchase price is established, at the Company's primary place of business, or at any other place to which the parties agree. Each Member appoints the other Members as such Member's agents and attorneys-in-fact to execute and deliver all documents needed to convey such Member's Units, if such selling Member is not present at the closing. This power of attorney is coupled with an interest and does not terminate on the Member's disability or death, and continues for so long as this Agreement is in effect. The selling Member shall be entitled to a security interest in the transferred Units until the purchase price, plus interest, is paid in full.

10.6. ***Restrictions on Transfer Inapplicable in the Event of the Death of Sole Surviving Member.*** Notwithstanding anything to the contrary in this Agreement, in the event of the death of a Member and if there shall be no surviving Members, then such sole remaining Member's interest may be transferred according to any will, trust, will substitute or other estate planning device so that the Company shall not dissolve but shall continue according to the terms of this Agreement.

10.7. ***Issuance of Certificates.*** At the discretion of the Members, the Company may, but shall not be required to, issue one or more Certificates in the name of a Member evidencing the number of Units issued to that Member. Upon the transfer of a Unit in accordance with this SECTION X, the Company shall, if certificates have been issued, issue replacement Certificates in accordance with procedures established by the Members in their sole discretion. All Certificates must contain legends required by this Agreement or otherwise required by law.

10.8. ***Lost, Stolen, or Destroyed Certificates.*** The Company shall issue a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

> 1. Makes proof by affidavit, in form and substance satisfactory to all remaining Members, that a previously issued Certificate has been lost, stolen, or destroyed;

> 2. Requests the issuance of a new Certificate before the Company receives notice that the Units evidenced by the lost, stolen, or destroyed Certificate have been acquired by a purchaser for value, in good faith, and without notice of an adverse claim;

> 3. If requested by Members holding a majority of the Units so held by said Record Holder, delivers to the Company a bond, in form and substance

satisfactory to the Members, with surety or sureties and with fixed or open penalty as the Members may direct, in their sole discretion, to indemnify the Company against any claim that may be made on account of the alleged loss, destruction, or theft of the Certificate; and

4.   Satisfies any other reasonable requirements imposed by the Members.

The Company shall be entitled to treat each Record Holder as the Member or Assignee in fact of any Units and, accordingly, shall not be required to recognize any equitable or other claim or interest in or with respect to the Units on the part of any other Person, regardless of whether it has actual or other notice thereof.

10.9.   *Distributions and Allocations in Respect of a Transferred Ownership Interest.* If any Member sells, assigns, or transfers any part of the Member's Interest in the Company during any accounting period in compliance with the provisions of this SECTION X, Company income, gain, deductions, losses, and credits attributable to such interest for the respective period shall be divided and allocated between the transferor and the transferee by taking into account their varying Interests during the applicable accounting period in accordance with I.R.C. § 706(d), using the daily proration method. All Company distributions on or before the effective date of such transfer shall be made to the transferor, and all such Company distributions thereafter shall be made to the transferee. Solely for purposes of making Company tax allocations and distributions, the Company shall recognize a transfer on the day following the day of transfer. Neither the Company nor the Members shall incur any liability for making Company allocations and distributions in accordance with the provisions of this Sections, whether or not the Members or the Company has knowledge of any transfer of any interest in the Company or part thereof where the transferee is not admitted as a Substituted Member.

SECTION XI
Admission of Substitute and Additional Members

11.1.   *Admission of Substitute Members*. Upon transfer by a Member of an Interest in the Company in accordance with SECTION X (but not otherwise), the transferor shall have the power to give, and by transfer of any Certificate issued shall be deemed to have given, the transferee the right to apply to become a Substitute Member with respect to the Interest acquired, subject to the conditions of and in the manner permitted under this Agreement. A transferee of a certificate representing an Interest shall be a mere assignee with respect to the transferred Interest (whether or not such transferee is a Member or Substitute member with respect to other previously acquired Interests), unless and until all of the following conditions are satisfied:

1.   The instrument of assignment sets forth the intentions of the assignor that the assignee succeed to the assignor's Interest as a substituted Member in the assignor's place;

2.   The assignor and assignee shall have fulfilled all other requirements of this Agreement; and

3.   The assignee shall have paid all reasonable legal fees and filing costs incurred by the Company in connection with its substitution as a Member; and

4.   Members holding at least sixty percent (60%) of the Interests in the Company not held by the assignor shall have approved such substitution in writing, which approval may be granted or withheld by each such Member in its sole and absolute discretion and may be arbitrarily withheld, and the Members shall have modified the books and records of the Company to reflect the admission.

11.2.   *Admission of Additional Members.* Additional Units may be authorized and issued by the Company upon such terms and conditions as may be approved by a vote of Members holding a majority of all Outstanding Units. There shall be no preemptive rights upon the issuance of any new Units.

SECTION XII
Withdrawal or Removal of Members

12.1.   *Withdrawal of a Member.* No Member shall have the right to withdraw from the Company without the consent of all remaining Members.

12.2.   *Removal of a Member.* No Member shall be involuntarily removed as a Member.

SECTION XIII
Dissolution and Liquidation

13.1.   *Voluntary Dissolution.* The Company shall be voluntarily dissolved only upon the unanimous written consent of the Members.

13.2.   *Continuation of Business Upon Termination of the Last Remaining Member.* Upon termination of membership of the last remaining Member of the Company, the Company will not be dissolved if, within 90 days of such termination, that Member's personal representative (the "Representative") agrees to continue the business of the Company and the Representative admits the Representative or the Representative's nominee or designee as a Member of the Company, effective as of the date the last remaining Member's membership terminated.

13.3.   *Liquidation.* Upon dissolution of the Company, a liquidator or liquidating committee approved by a Majority Vote of the Members shall be responsible for the liquidation. The Person or Persons who assume such responsibility (whether the Members or not) are referred to herein as the "Liquidator." The Liquidator (if other than the Members) shall be entitled to receive such compensation for the Liquidator's services as may be approved by the Members. The Liquidator shall agree not to resign at any time without fifteen days' prior written notice to the Members and may be removed at any time, with or without cause, by notice of removal approved by the Members. Upon dissolution, removal, or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers, and duties of the original Liquidator) shall within thirty days thereafter be selected by a Majority of the Members. The right to appoint a successor or substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions hereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided. Except as expressly provided in this SECTION XIII, the Liquidator appointed in the manner provided herein shall have and may exercise without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Members under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall, subject to all of the limitations placed on the powers and rights of the Members acting unanimously herein, liquidate the assets of the Company and apply and distribute the proceeds of such liquidation, together with any remaining Cash Available for Distribution, in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

> 1.   To those liabilities of creditors, in the order of priority provided by law, except those liabilities to Members on account of their capital contributions;

> 2.   Next, to the establishment of any reserves for any contingent liabilities or obligations of the Company, as deemed necessary by the Members or the Liquidator; and

> 3.   The balance, to the Members in accordance with their Capital Accounts.

Unless the members shall unanimously otherwise determine, all of the distributions shall be made in cash, and none of the assets may be distributed in kind to the Members or any of them.

13.4.   *Return of Capital.* The Members shall not be personally liable for the return of any Member's Capital Contribution or any portion thereof. The return of Capital Contributions shall be made solely from Company assets.

SECTION XIV
Amendment of Agreement; Meetings; Record Date

14.1.   *Amendments*. Except as otherwise expressly provided herein, all amendments to this Agreement shall be made if, but only if, the Members approve the amendment either by unanimous consent in writing or by a Majority Vote of the Members at a meeting of such Members.

14.2.   *Limitations on Amendments*. Notwithstanding Section 14.1 or any other provision of this Agreement, no amendment to this Agreement may, without the unanimous approval of all the Members accomplish the following:

> 1.   Enlarge the obligations of any Member under this Agreement;

> 2.   Modify the rights of any indemnitee hereunder or the right of the Members, Officers, and their Affiliates and others to engage in other activities without the consent of the Members; or

> 3.   Amend this Section 14.2 or Section 14.1, Section 6.3, Section 6.8, or Section 7.3 of this Agreement.

14.3.   *Meetings*. Meetings of the Members may be called by Members owning fifty percent

(50%) or more of all Outstanding Units and otherwise as set forth in the Kansas Act.

14.4. *Notice*. The Members calling a meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall be delivered not less than ten (10) and not more than ninety (90) days before the appointed meeting date and shall state the time, place, and purposes of the meeting.

14.5. *Waiver of Notice; Consent to Meeting; Approval of Minutes*. Notwithstanding Section 14.4, the transactions of any meeting of the Company, however called and noticed and whenever held, are as valid as though they occurred at a meeting held after regular call and notice, if (1) a quorum is present either in person or by proxy; and (2) either before or after the meeting, each of the Members entitled to vote but not present at the meeting in person or by proxy approves by signing a written waiver of notice or an approval to the holding of the meeting or an approval of the minutes thereof. All waivers, consents, and approvals shall be filed with the Company records or made a part of the minutes of the meeting. Attendance of a Member at a meeting shall constitute a waiver of notice of the meeting, except when such Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice of the meeting but not so included, if the objection is expressly made at the meeting.

14.6. *Adjournment*. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than forty-five (45) days. At the adjourned meeting, the company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days, a notice of the adjourned meeting shall be given in accordance with Section 14.4 of this SECTION XIV.

14.7. *Quorum*. The holders of more than fifty percent (50%) of the Units entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the Members. The Members present at a duly called or held meeting at which a quorum is present may continue to participate at such meeting until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by the requisite percentage of Units specified in this Agreement. In the absence of a quorum, any meeting of Members may be adjourned from time to time by the affirmative vote of a majority of the units entitled to vote and represented either in person or by proxy, but no other matters may be proposed, approved, or disapproved, except as provided in Section 14.8.

14.8. *Action by Unanimous Consent*. Any action that may be taken by a vote of the Members may be taken without a meeting if a consent to such action is signed by all Members entitled to vote on the action.


SECTION XV
Miscellaneous Provisions


15.1. *Addresses and Notice*. Unless contrary provisions are expressly set forth herein, all notices of any kind shall be in writing and shall, at the option of the party giving the notice, be (1) personally delivered; (2) delivered by reputable overnight carrier; (3) sent by telefax; or (4) sent by certified or registered mail, postage prepaid, return receipt requested, to the person entitled to receive the notice at the last address provided in writing by such person to the other signatory hereto. All such notices shall be deemed given on the date the notice is actually received at the address indicated.

15.2. **Titles and Captions.** All article and section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

15.3. **Pronouns and Plurals**. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

15.4. **Further Action**. The parties to this Agreement shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

15.5. **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assignees.

15.6. **Integration**. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

15.7. **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the parties hereto.

15.8. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement, or condition.

15.9. **Counterparts**. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto, independently of the signature of any other party.

15.10. **Applicable Law**. This Agreement shall be construed in accordance with and governed by the internal laws of the State of Kansas, without regard to the principles of conflicts of law.

15.11. **Invalidity of Provisions**. If any provision of this Agreement is or becomes invalid, illegal, or unenforceable in any respect, and if the rights and obligations of the parties to this Agreement will not be materially and adversely affected thereby, (1) such provision will be fully severable; (2) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (3) the remaining provisions of this Agreement will remain in full force and effect and not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom; and (4) in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid, and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as is possible.

15.12. *Disputes*. Any and all actions in law, equity, or otherwise arising under this Agreement, or in any manner from the transactions contemplated herein, shall be brought either in the United States District Court for the District of Kansas, sitting in Wichita, Kansas, or the Butler County District Court, El Dorado County, Kansas, and in no other court or jurisdiction. Each party hereto hereby consents to the jurisdiction of said courts. This contract shall be deemed to have been made in Burns, Kansas.

15.13. *Drafting*. No provision of this Agreement shall be interpreted for or against any party hereto on the basis that such party was the draftsman of such provision, and no presumption or burden of proof shall arise disfavoring or favoring any party by virtue of the authorship of any of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 21st day of ___July___, 2014.



Michael J. Dresher